18 October 2004


Corus Group plc

Grant of Options on 15 October 2004.

The following Directors of the Company have been granted options over Corus Group plc shares at an option price of 42.5 pence per share pursuant to the rules of the all employee Corus Sharesave Scheme.


---------------------------------------- --------------------------------------
                                         No of Shares
---------------------------------------- --------------------------------------
P Varin                                  22,294
---------------------------------------- --------------------------------------
D M Lloyd                                22,294
---------------------------------------- --------------------------------------
S I Pettifor                             22,294
---------------------------------------- --------------------------------------

The options are exercisable from 1 January 2008 to 30 June 2008.

Note:

Subsequent to this notification, the Directors hold options over the following number of shares:

---------------------------------------- --------------------------------------
                                         No of Shares
---------------------------------------- --------------------------------------
P Varin                                  3,424,247
---------------------------------------- --------------------------------------
D M Lloyd                                  734,704
---------------------------------------- --------------------------------------
S I Pettifor                               724,093
---------------------------------------- --------------------------------------
END